January 7, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attn: Donna Levy

Re:	Foundation Coal Holdings, Inc.
Proxy Statement on Schedule 14A
Filed April 8, 2008
File No. 1-32331

Dear Ms. Levy:

We are in receipt of your oral comments via voicemail on December 23, 2008 (the “comments”). Per our conversation of this morning, this letter serves as confirmation that Foundation Coal Holdings, Inc. will respond to the comments on January 16, 2009.

Please do not hesitate to contact me at (410) 689-7604 should you have any questions regarding this matter.

Sincerely,

/s/ Edythe C. Katz

Phone: 410.689.7604        Fax: 410.689.7601        email: ekatz@foundationcoal.com